March 9, 2020

Andrew O'Brien
President and Chief Executive Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

       Re: Trean Insurance Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 11, 2020
           CIK No. 0001801754

Dear Mr. O'Brien:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Submitted February 11, 2020

Facing Page

1. We note disclosure on page 34 that you have elected to use the extended transition period for complying with new or revised accounting standards. If true, please do not check the box on the facing page related to this election.
Our Business, page 2

2. We note your disclosure on page 3 that you retained less than 1% of gross written premiums from the seven new Program Partners added in 2018. Please clarify how the remaining 99% of gross written premiums were distributed, such as what percentage the
       Program Partners retained and what percentage was ceded to professional reinsurers.
 Andrew O'Brien
Trean Insurance Group, Inc.
March 9, 2020
Page 2
         Consistent with your disclosure on page 18, please also clarify here that reinsurance does not relieve the primary insurer of its obligations to policyholders and that insurers are subject to counterparty credit risk under reinsurance contracts.
Our competitive strengths
Long-term, carefully selected and aligned relationships with Program Partners, page 4

3. We note your disclosure here and on page 66 that "excluding Program Partners added in the prior two years, our relationships with our Program Partners averaged more than 10 years." Please disclose how many new Program Partners were added during the past two years relative to the entire pool of Program Partners, so that investors understand what percentage of your current Program Partners consist of new relationships as compared to long established relationships.
4. We note your disclosure here and on page 66 that all but one of your Program Partners retain significant underwriting risk. Please disclose the rationale for why this one
         Program Partner does not retain significant underwriting risk and what amount of business you conduct with this Program Partner as compared to other Program Partners or your overall business with Program Partners. To the extent this Program Partner represents a material portion of your business with Program Partners, please also discuss how this arrangement reconciles with your disclosure throughout that you seek to align interests and risks with Program Partners, and your disclosure on page 53 that it is a "core pillar of our underwriting philosophy that Program Partners retain a significant portion of the underwriting risk of their program."
Significant fee-based income and efficient capital structure, page 5

5. We note your disclosure here and on page 67 that your business model generates
         "significant" fee-based income outside of your regulated insurance companies, and that within your insurance companies you cede a "significant" portion of the risk you originate to reinsurance partners. Please expand your disclosure to briefly quantify or provide context to what you deem significant in regards to such fee-based income and the risk you cede to reinsurance providers.
Regulators may challenge our use of fronting arrangements in states in which our Program
Partners are not licensed, page 26

6. We note your disclosure that you do significant business in California, Michigan and
       Arizona, with more than half of your gross written premiums being written in these three key states. If material, consider disclosing here the percentage of your business in such
FirstName LastNameAndrew O'Brien
       states that involve fronting, or issuing carrier, arrangements with your Program Partners
Comapany whether such states impose any restrictions or limitations in regards to such and NameTrean Insurance Group, Inc.
March arrangements.2
       9, 2020 Page
FirstName LastName
 Andrew O'Brien
FirstName LastNameAndrew O'Brien
Trean Insurance Group, Inc.
Comapany NameTrean Insurance Group, Inc.
March 9, 2020
Page 3
March 9, 2020 Page 3
FirstName LastName
Assessments and premium surcharges for state guaranty funds, page 28

7. We note your disclosure that "[m]ost" states require insurance companies licensed to do business in their state to participate in guaranty funds, and that in "some states" insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Given your disclosure that a significant percentage of your business is derived from California,
         Michigan, and Arizona, please briefly clarify whether these states currently have such requirements and if so quantify the impact to you, if material. Our amended and restated certificate of incorporation, page 31

8. Please describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.
Use of proceeds, page 39

9. We note that proceeds from this offering will be used in part to repay outstanding indebtedness under the 2018 First Horizon Credit Agreement and the 2018 Oak Street
         Credit Agreement. Please clarify if you are repaying all outstanding amounts of each, and if not please disclose the current balances outstanding so investors know the significance of the amounts being repaid with offering proceeds once you fill in the respective blanks.
         Further, consistent with your disclosure on page 52, please clarify that the "Term Loan
         Facility" you reference here permitting borrowings of up to $27.5 million relates to the
         2018 First Horizon Credit Agreement. Please also set forth here the interest rate and maturity of the term loan related to the 2018 Oak Street Credit Agreement. Refer to Item
         504 of Regulation S-K.
Management's discussion and analysis of financial condition and results of operations, page 46

10. We note Program Partners provide a significant source of your revenue. Please revise as appropriate to identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to your Program Partners and any other customers that are reasonably likely to have a material impact on your financial results or underlying business. Additionally, please ensure you disclose appropriate information regarding customer concentrations considering the guidance in ASC 280-10-50-42 and ASC 275-10-
         50-18.
Reinsurance, page 53

11. We note your disclosure that beginning in 2018 you purchased one core excess reinsurance program that covers 80% of your workers' compensation business. Please reconcile this with your disclosure on page 75 that your core catastrophe excess of loss reinsurance program covers 78.5% of our workers' compensation business. Further, given the apparent significance of this one program, please disclose here and on page 75 the
 Andrew O'Brien
Trean Insurance Group, Inc.
March 9, 2020
Page 4
         company from whom you acquired such reinsurance and file the agreement as an exhibit.
Program selection, underwriting and controls, page 72

12. Please revise to describe if the amount of risk and premiums you cede to Program Partners is contractually stipulated with each Program Partner. Additionally, please ensure you disclose appropriate information regarding your reinsurance strategies and the impact on premium trends and future financial results, if appropriate. Investments, page 78

13. Please disclose the material terms of your investment management agreement with New
         England Asset Management, Inc., including the compensation structure with and historical fees paid to the investment manager, any minimum amount of assets required to be covered under the agreement, term and termination provisions, and file the investment management agreement as an exhibit or tell us why it is not required to be filed.
Exclusive Forum, page 99

14. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Note 3. Nonconsolidated Variable Interest Entities, page F-15

15.    We note on pages 3 and 9, you identify Compstar Holding Company LLC
(Compstar
       Holding) as the entity in which you own a 45% equity stake and which is the parent of
FirstName LastNameAndrew O'Brien
       Compstar Insurance Services, LLC. It appears this same entity is referred to as Compstar
Comapany NameTrean(Compstar)Group,notes to your financial statements including
Note 3.
       Holdings, LLC Insurance in the Inc.
March Nonconsolidated Variable Interest Entities. Please advise or revise as appropriate.
       9, 2020 Page 4
FirstName LastName
 Andrew O'Brien
FirstName LastNameAndrew O'Brien
Trean Insurance Group, Inc.
Comapany NameTrean Insurance Group, Inc.
March 9, 2020
Page 5
March 9, 2020 Page 5
FirstName LastName
Note 6. Equity Method Investments, page F-20

16. Please tell us how you considered Rule 3-09 and Rule 4-08(g) of Regulation S-X related to your investment in Compstar. In this regard, please also provide us with your significance test calculations.
Exhibit Index, page II-3

17. Please file any material credit agreements that will remain in place following the offering, your Management Incentive Unit Agreement with Randall Jones, and your termination letter agreement with Altaris Capital Partners, LLC, or tell us why these are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
General

18. Please tell us how you considered whether pro forma information should be presented giving effect to your planned reorganization in connection with the offering as well as giving effect to the planned use of proceeds from the offering. Alternatively, please provide this information in accordance with guidance in Article 11 of Regulation S-X
19. Please provide us copies of all written communications, as defined in Rule 405 under the
         Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Dwight Yoo